787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

July 19, 2017

VIA EDGAR

Mr. Chad Eskildsen

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Credit Suisse Trust

    File No. 811-07261

Dear Mr. Eskildsen:

On behalf of Credit Suisse Trust (the “Trust”), including its series Commodity Return Strategy Portfolio, we herewith transmit the Trust’s responses to the telephonic comments provided by you on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on May 16, 2017 regarding the Trust’s Shareholder Report on Form N-CSR filed with the Commission on March 6, 2017. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set out in the Shareholder Report.

Comment 1	In the “Futures Contracts” section of the Consolidated Schedule of Investments on page 11, please provide a more detailed description of the types of contracts which are currently labeled “Energy.”

Response	The Trust confirms that in future shareholder reports, it will provide a more detailed description of the types of contracts which are currently labeled “Energy.”

Comment 2	In footnote 1 to the “Commodity Index Swap Contracts” section of the Consolidated Schedule of Investments on page 13, please provide a more specific index or provide the composition of the “Commodity Index Return.”

NEW YORK     WASHINGTON     HOUSTON     PARIS     LONDON     FRANKFURT     BRUSSELS     MILAN     ROME

in alliance with Dickson Minto W.S., London and Edinburgh

Response	The Trust confirms that in future shareholder reports, it will provide a more specific index than the “Commodity Index Return” in the “Commodity Index Swap Contracts” table.

Comment 3	In the “Commodity Index Swap Contracts” section of the Consolidated Schedule of Investments on page 13, please disclose in the “Pay” column the actual rate that is in place, rather than “3-month T-Bill Rate plus a negotiated dealer rate.”

Response	The Trust confirms that in future shareholder reports, it will provide the actual negotiated dealer rate in the “Commodity Index Swap Contracts” table.

Comment 4	In Note 3 of the Notes to Consolidated Financial Statements, please clarify whether expenses can be recouped for a maximum of 36 months or if recoupment is possible beyond the 36 month timeframe. If recoupment of expenses is possible beyond 36 months, please confirm that no liability is required to be booked and that a FAS 5 analysis was completed and reviewed by the Portfolio’s independent registered public accounting firm.

Response	The Trust confirms that no recoupment is possible beyond the 36 month timeframe.

* * * * * * * * * *

Please do not hesitate to contact me at (212) 728-8138 if you have comments or if you require additional information regarding the Shareholder Report.

Respectfully submitted,

/s/ Elliot J. Gluck

Elliot J. Gluck

cc:	Lou Anne McInnis, Esq.
Laurie Pecha